



Mark Bentley · 3rd

Division Sales Manager, Full Line Vending at Seaga Mfg. Helping Vending Machine Operators Thrive!

Greater San Diego Area · 500+ connections · **Contact info**

 **Seaga**

 **Point Loma Nazaren University**

Experience



Division Manager, Full Line
Seaga
Jun 2017 – Present · 3 yrs 2 mos



Director of Sales, Vend Channel
PayRange
Mar 2015 – Feb 2017 · 2 yrs

Education



Point Loma Nazarene University

Skills & Endorsements

Account Management · 35

 Endorsed by **Jessica Rando and 3 others who are highly skilled at this**

Business Development · 11

 Endorsed by **Brehnen Knight, MBA and 1 other who is highly skilled at this**

Recommendations

Received (0)   **Given (1)**

 **Raman Yakkala**
VP Of Engineering |
Solution Architect ▶ Digital
Transformation ● Multi-
Cloud ● SaaS ● Big Data
● e-commerce

September 14, 2016, Mark
worked with Raman in different
groups

It is with great pleasure that I recommend Raman. During th
course of his tenure with PayRange Raman lead our engine
team as Vice President of Engineering. He is a seasoned
technology leader and his toolbox of experience is immeasu
Raman has maintained the highest performance sta... **See**

